SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                         BOLIVIAN POWER COMPANY LIMITED
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204425102
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
950 Third Avenue                                     Lowenstein, Sandler, Kohl,
Twentieth Floor                                         Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 421-2600                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 24, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
    1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of
        Above Persons):

                                Stephen Feinberg

________________________________________________________________________________
    2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)  Not
         (b)  Applicable
________________________________________________________________________________
    3)  SEC Use Only
________________________________________________________________________________
    4)  Source of Funds (See Instructions):  WC
________________________________________________________________________________
    5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e):

                                 Not Applicable
________________________________________________________________________________
    6)  Citizenship or Place of Organization:       United States
________________________________________________________________________________
         Number of                              7) Sole Voting Power:        *
         Shares Beneficially                    8) Shared Voting Power:      *
         Owned by
         Each Reporting                         9) Sole Dispositive Power:   *
           Person With:                        10) Shared Dispositive Power: *
________________________________________________________________________________
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 210,600*
________________________________________________________________________________
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):

                                 Not Applicable
________________________________________________________________________________
    13)   Percent  of  Class   Represented   by  Amount  in  Row  (11):   5.0%*
________________________________________________________________________________
    14)   Type   of    Reporting    Person   (See    Instructions):    IA,   I
________________________________________________________________________________
* 83,500 shares (2.0%) of Bolivian Power Company Limited common stock are owned by Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). 46,500 shares (1.1%) of Bolivian Power Company Limited common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 7,500 shares (0.2%) of Bolivian Power Company Limited common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas
     ("Ultra"). Stephen Feinberg possesses sole voting and investment control over all securities owned by Cerberus, International and Ultra. In addition, 73,100 shares (1.7%) of Bolivian Power Company Limited common stock are owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority. See Item 5 for further information on the computation of percentages set forth herein.

Item 1. Security and Issuer.

        This statement relates to the common stock, no par value per share, of Bolivian Power Company Limited ("BPCL"), whose principal executive offices are located at 515 Madison Avenue, 28th Floor, New York, New York 10022.

Item 2.  Identity  and  Background.

         The   person  filing   this  statement  is  Stephen  Feinberg,   whose
business address is 950 Third Avenue, Twentieth Floor, New York, New York 10022. Mr. Feinberg serves as (i) the general partner of Cerberus Associates, L.P., the general partner of Cerberus Partners, L.P. ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and certain other private investment funds (the "Funds"). Cerberus, International, Ultra and the Funds are engaged in the investment in personal property of all kinds, including but not limited to
capital  stock,  depository   receipts,  investment  companies,  mutual funds,
subscriptions,   warrants,  bonds,   notes,  debentures,  options   and   other
securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other  Consideration.

          All funds used to purchase shares of common stock of BPCL on behalf of Cerberus, International, Ultra and the Funds come directly from the net assets of Cerberus, International, Ultra and the Funds, respectively.

Item 4.  Purpose of  Transaction.

          The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of Cerberus, International, Ultra and the Funds, respectively. Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Based upon information set forth in BPCL's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, on May 10, 1996 there were issued and outstanding 4,198,983 shares of common stock of BPCL. As of June 24, 1996, Cerberus owned 83,500 of such shares, or 2.0% of those outstanding; International owned 46,500 of such shares, or 1.1% of those outstanding; Ultra owned 7,500 of such shares, or 0.2% of those outstanding and the Funds in the aggregate owned 73,100 of such shares, or 1.7% of those outstanding. Stephen Feinberg possesses (i) sole power to vote and direct the disposition of all shares of common stock of BPCL owned by each of Cerberus, International and Ultra and possesses (i) power to direct the disposition of the shares of common stock of BPCL owned by the Funds. The only transactions by each of Cerberus, International, Ultra and the Funds in shares of common stock of BPCL during the past sixty days was the June 24, 1996 purchase by International in an ordinary broker transaction of 3,500 shares of BPCL common stock at a purchase price of $38.94 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of BPCL between Stephen Feinberg and any person or entity.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

July 18, 1996

                          /s/ Stephen Feinberg
                          -----------------------------------------------------
                          Stephen Feinberg, in his capacity as the general partner of Cerberus Associates, L.P., the general partner of Cerberus Partners, L.P. and as the investment manager for each of Cerberus International, Ltd., Ultra Cerberus Fund, Ltd. and the Funds


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).